                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 2)

                  Under the Securities Exchange Act of 1934

                                Inprimis, Inc.
                            ----------------------
                               (Name of Issuer)

                         Common Stock, par value $.01
                        ------------------------------
                        (Title of Class of Securities)

                                 096888-10-2
                                --------------
                                (CUSIP Number)

                             Stephen R. Rusmisel
                     Winthrop, Stimson, Putnam & Roberts
                            One Battery Park Plaza
                           New York, New York 10004

                                 (212) 858-1442
     --------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              December 22, 2000
                        -----------------------------
                        (Date of Event which Requires
                          Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                             Page 2 of 9 Pages

                                 SCHEDULE 13D

----------------------
CUSIP NO. 096888-10-2
----------------------

------------------------------------------------------------------------------
        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Alexander Hafele

------------------------------------------------------------------------------
        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [ ]
------------------------------------------------------------------------------
        3.     SEC USE ONLY
------------------------------------------------------------------------------
        4.     SOURCE OF FUNDS
                                    Not applicable
------------------------------------------------------------------------------
        5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Germany
------------------------------------------------------------------------------

NUMBER OF SHARES                            7.     SOLE VOTING POWER

                                                       1,274,465
BENEFICIALLY OWNED BY
                                            8.     SHARED VOTING POWER
                                                      0
EACH PERSON WITH
                                            9.     SOLE DISPOSITIVE POWER
                                                       1,274,465

                                            10.    SHARED DISPOSITIVE POWER
                                                           0

------------------------------------------------------------------------------
        11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                             1,274,465
------------------------------------------------------------------------------
        12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES [ ]
------------------------------------------------------------------------------
        13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                        11.0%
------------------------------------------------------------------------------
        14.    TYPE OF REPORTING PERSON
                         IN
------------------------------------------------------------------------------

                                                             Page 3 of 9 Pages

                                 SCHEDULE 13D

----------------------
CUSIP NO. 096888-10-2
----------------------

------------------------------------------------------------------------------
        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Gerhard Harlos

------------------------------------------------------------------------------
        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [ ]
------------------------------------------------------------------------------
        3.     SEC USE ONLY
------------------------------------------------------------------------------
        4.     SOURCE OF FUNDS
                                    Not applicable
------------------------------------------------------------------------------
        5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Germany
------------------------------------------------------------------------------
NUMBER OF SHARES                            7.     SOLE VOTING POWER
                                                       1,274,465
BENEFICIALLY OWNED BY
                                            8.     SHARED VOTING POWER
                                                      0
EACH PERSON WITH
                                            9.     SOLE DISPOSITIVE POWER
                                                       1,274,465

                                            10.    SHARED DISPOSITIVE POWER
                                                           0

------------------------------------------------------------------------------
        11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                             1,274,465
------------------------------------------------------------------------------
        12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES [ ]
------------------------------------------------------------------------------
        13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                        11.0%
------------------------------------------------------------------------------
        14.    TYPE OF REPORTING PERSON
                         IN
------------------------------------------------------------------------------

                                                             Page 4 of 9 Pages


                                 SCHEDULE 13D

----------------------
CUSIP NO. 096888-10-2
----------------------


------------------------------------------------------------------------------
        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Infomatec Integrated Information Systems AG

------------------------------------------------------------------------------
        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [ ]
------------------------------------------------------------------------------
        3.     SEC USE ONLY
------------------------------------------------------------------------------
        4.     SOURCE OF FUNDS
                                            Not applicable.
------------------------------------------------------------------------------
        5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
------------------------------------------------------------------------------
        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
               Infomatec Integrated Information Systems AG is organized under the laws of the Federal Republic of Germany
------------------------------------------------------------------------------
NUMBER OF SHARES                            7.     SOLE VOTING POWER
                                                       1,274,465
BENEFICIALLY OWNED BY
                                            8.     SHARED VOTING POWER
                                                      0
EACH PERSON WITH
                                            9.     SOLE DISPOSITIVE POWER
                                                       1,274,465

                                            10.    SHARED DISPOSITIVE POWER
                                                           0
------------------------------------------------------------------------------
        11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                             1,274,465
------------------------------------------------------------------------------
        12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES [ ]
------------------------------------------------------------------------------
        13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                        11.0%
------------------------------------------------------------------------------
        14.    TYPE OF REPORTING PERSON
                             CO
                                            *
------------------------------------------------------------------------------

                                                             Page 5 of 9 Pages

                                 SCHEDULE 13D

----------------------
CUSIP NO. 096888-10-2
----------------------

--------------------------------------------------------------------------------
        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Infomatec AG International, Inc.

--------------------------------------------------------------------------------
        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [ ]
--------------------------------------------------------------------------------
        3.     SEC USE ONLY
--------------------------------------------------------------------------------
        4.     SOURCE OF FUNDS
                                    Not applicable
--------------------------------------------------------------------------------
        5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
               Infomatec AG International Inc. is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                            7.     SOLE VOTING POWER
                                                        1,274,465
BENEFICIALLY OWNED BY
                                            8.     SHARED VOTING POWER
                                                        0
EACH PERSON WITH
                                            9.     SOLE DISPOSITIVE POWER
                                                        1,274,465

                                            10.    SHARED DISPOSITIVE POWER
                                                            0

--------------------------------------------------------------------------------
        11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                             1,274,465
--------------------------------------------------------------------------------
        12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
        13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                        11.0%
--------------------------------------------------------------------------------
        14.    TYPE OF REPORTING PERSON

                                                             Page 6 of 9 Pages

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, par value $.01 (the "Shares") of Inprimis, Inc. (formerly Boca Research, Inc.) , a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are 1377 Clint Moore Road, Boca Raton, FL 33487.

Item 2.  Identity and Background.

         (a) Names of Persons Filing. This amendment is being filed jointly by Alexander Hafele, Gerhard Harlos, Infomatec Integrated Information Systems AG, a corporation organized under the laws of The Federal Republic of Germany ("Infomatec") and Infomatec AG International Inc. ("Infomatec U.S."), a Delaware corporation (collectively, the "Reporting Persons"). The principal business of Infomatec is high-end software for e-commerce and trade, which is conducted at its principal office at the address as set forth in Paragraph (b) below. The principal business of Infomatec U.S. is to hold the shares of the Issuer and to make other future investments. Its address is also set forth in Paragraph (b) below. The Joint Filing Agreement among the Reporting Persons was filed as Exhibit A to the Schedule 13D filed on August 5, 1999 by the Reporting Persons.

         (b) Business Addresses. The business address of Infomatec and of Alexander Hafele and Gerhard Harlos, is Steinerne Furt 76, 86167 Augsburg, Germany. The business address of Infomatec U.S. is 300 Broad Acres Drive, Bloomfield, New Jersey 07003.

         (c) Employment. The present principal occupation of each of Alexander Hafele and Gerhard Harlos, is as co-chief executives of Infomatec, respectively.

         (d) Convictions. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Civil Proceedings. None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws.

         (f) Citizenship. Alexander Hafele and Gerhard Harlos are citizens of The Federal Republic of Germany.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         On May 31, 2000 the Issuer filed a registration statement on Form S-3 (the "Registration Statement") File No. 333-38242, with the Securities and Exchange Commission with respect to 1,250,000 shares of the Issuers Common Stock. The filing of the registration statement was made at the request of Infomatec U.S. pursuant to the registration rights of Infomatec U.S. provided in the Amended Common

                                                             Page 7 of 9 Pages


Stock Purchase Agreement (the "Agreement") a copy of which was filed as Exhibit B to the Schedule 13D filed on August 5, 1999 by the Reporting Persons.

         After the Registration Statement was declared effective, Infomatec U.S., through its broker-dealer CIBC Oppenheimer began to sell from time to time some of the shares of the Issuer in open market and privately negotiated transactions. These sales began on July 19, 2000 and are anticipated to continue from time to time based upon market conditions. To date, 461,600 shares of the Issuer have been sold by Infomatec U.S.

         From time to time, the Reporting Persons have engaged in discussions with the Issuer, its officers and directors and other significant shareholders relating to the Issuer's policies, management, directors, business, operations, financial condition, strategies and other developments, and Infomatec intends to engage in such discussions in the future.

         Notwithstanding the foregoing, as a significant shareholder of the Issuer and through representation on the Issuer's Board of Directors, the Reporting Persons may consider from time to time (i) an extraordinary corporate transaction, such as a merger or reorganization, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) material changes in the present capitalization or dividend policy of the Issuer, (iv) other material changes in the Issuer's business or corporate structure, (v) changes in the Issuer's charter and bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized in an inter-dealer quotation system of a registered national securities association, (vii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (viii) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) Infomatec US is the direct beneficial owner of 1,274,465 Shares, which in the aggregate constitute approximately 11.0% of the outstanding shares of common stock of the Issuer. As the sole shareholder of Infomatec US, Infomatec may also be deemed to be the beneficial owner of such shares as may Messrs. Hafele and Harlos, who each own more than 30% of the outstanding stock of Infomatec.

         (b) Infomatec US has the sole power to vote or direct the vote and disposition of 1,274,465 Shares directly owned by it as described in paragraph
(a), and Infomatec and Messrs. Halfele and Harlos may also be deemed to have such power.

         (c) On December 22, 2000 Infomatec U.S. sold 250,000 shares of the Issuer's Common Stock through CIBC at $1 per share.

         (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the 1,274,465 Shares acquired by Infomatec U.S.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As set forth in the Agreement and the Amendment, the Issuer has granted to Infomatec US the right to nominate two members of the Board of Directors of the Issuer so long as it continues to own at

                                                             Page 8 of 9 Pages


least 874,000 shares of the Issuer and one member of the Board of Directors of the Issuer so long as it continues to own at least 437,000 shares of the Issuer. The Issuer has also granted certain registration rights to Infomatec US with respect to the Shares.

        Except as described in this Schedule 13D, as amended, and the Exhibits hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.


         None.





                                            *By: Alexander Hafele
                                            -------------------------------
                                            Alexander Hafele



                                            *By: Gerhard Harlos
                                            -------------------------------
                                            Gerhard Harlos

                                                             Page 9 of 9 Pages

                                            INFOMATEC INTEGRATED INFORMATION
                                                 SYSTEMS AG




                                            *By: Karl Gruns
                                            -------------------------------
                                            Name:  Karl Gruns
                                            Title:  Chief Financial Officer


                                            INFOMATEC AG INTERNATIONAL, INC.



                                            *By: Eduard Will
                                            -------------------------------
                                            Name:  Eduard Will
                                            Title:  Chief Executive Officer

                                            *By:/s/ Eduard Will pursuant to
                                            the Joint Filing Agreement a copy
                                            of which was filed as Exhibit A to
                                            the Schedule 13D filed on August
                                            5, 1999.



Dated:  December 22, 2000